ALBERTA COMPLIANCE SERVICES INC.

02042279

SEC MAIL PROCESSING
RECEIVED
JUN 26 2002
WASH. D.C. 154 SECTION

June 17, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868

Please accept for filing the following documents that include information required to be made public:

1. Form 20 dated April 29, 2002
2. Qualifying issuer certificate (Form 45-102F)
3. News Release dated May 7, 2002
4. Interim Financial Statements for the nine months ended March 31, 2002
5. BCSC Form 51-901F
6. News Release dated May 30, 2002
7. News Release dated June 4, 2002
8. Insider Trading Report for Ed Belanger dated March 7, 2002

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri VanHam

Sherri Van Ham
Associate

82-4868

"PUBLIC"

A·S·C

ALBERTA·SECURITIES·COMMISSION

1436217
B20090
2708210
1032682

FORM 20
The *Securities Act*

REPORT UNDER SECTION 132(1) OF THE *SECURITIES ACT* OF A TRADE MADE UNDER SECTION 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (t), (u) OR (bb) OF THE *SECURITIES ACT* OR SECTION 122(b) OR (d) OF THE *ALBERTA SECURITIES COMMISSION RULES*

NOTE: Circle statutory exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer an evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness.

1 Full name and address of the Vendor.

International Health Partners Inc., 201 - 501 - 18 Ave SW, Calgary, AB T2S 0C7

2 Name and address of the issuer of the security traded and description of the security.

same as #1

5444 888 08:50 02/05/03CHEQUE-C 100.

3 Date of trade(s).

4 Amount or Number of Securities purchased. 775,000 common shares and $105,000 convertible debenture at $0.60 per share.

5 The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102 *Resale of Securities* and

will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 131(q) or (r) of the Act.

6 State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

not applicable

7 State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

no proceeds received. securities issued for acquisition

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, Alberta

this 29 day of April,

20 02

Alberta Compliance Services Inc.
(name of vendor or agent – please print)

Joan Moody
Signature

Agent
(official capacity - please print)

Joan Moody
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

82-4868

INTERNATIONAL HEALTH PARTNERS INC.
ASC FORM 20 ATTACHMENT
relying on MI 45-102

Name		Price	Exemption
Nathaniel Podilsky Professional Corporation, Edmonton	775,000 shares and $105,000 convertible debenture	$0.20	131(1)l

82-4868

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

International Health Partners Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 19, 2002 of $105,000 convertible debenture and 775,000 common shares of International Health Partners Inc, International Health Partners Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Calgary this 29th day of April, 2002

INTERNATIONAL HEALTH PARTNERS INC.

"signed"

Per: ______________________

David B. McQuaig
President

82-4868

PRESS *Release*

INTERNATIONAL HEALTH PARTNERS INC

For Immediate Release
Date: May 7, 2002

Trading Symbol: IHP – TSX VENT
Shares Outstanding: 8,424,774
Press Release #02-03

International Health Partners Inc. announces improved financial position.

CALGARY, ALBERTA— International Health Partners Inc. ("IHP" or the "Company") announces that it has completed its recent goals of physically and financially restructuring the company to improve cash flows and profitability.

IHP President, David McQuaig states, " We are pleased to have secured favorable operating facilities from a chartered bank that shares our vision and expansion goals. Additionally we have successfully negotiated the majority of our long-term debt and debenture payments to ensure positive cash flow and debt servicing requirements. These accomplishments along with the elimination of unnecessary expenses will allow IHP to move forward with their 3-year strategic plan. "

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of providing management and marketing services to health practices and clinics. The Company manages a chain of modern health facilities that provide primary medical and dental services that has been expanding in the province of Alberta. The Company's revenues currently stand at approximately $5 million annually.

IHP is currently involved in formal discussions for additional acquisition opportunities.

On Behalf of the Board of Directors of
INTERNATIONAL HEALTH PARTNERS INC.

David McQuaig, President, CFO, and Director

To find out more about International Health Partners Inc. (TSX VENT: IHP), or visit our website at www.ihp.ca

Investor inquiries please call toll-free at 1-877-664-6663 - or visit our Website at www.IHP.ca - or e-mail to Investor@IHP.ca

82-4868

May 28, 2002

Presidents Letter to Shareholders

For the Quarter ending nine months March 31, 2002

Profitability

Management at International Health Partners Inc. is extremely pleased to announce its first profitable quarter. Net Income for the 3 months ending March 31, 2002 was approximately $33,000.00 an increase of $89,000.00 from the previous quarter. Management expects to improve its financial position moving into Q4 and Q1 of next fiscal year as the result of improved growth and the renegotiation of its long-term debt.

The Corporation is continuing to seek out and evaluate merger opportunities with Capital Pool Corporations looking for a Qualifying Transaction. Management feels this is an acceptable form of middle stage financing in conjunction with other financings through private placements.

Management has identified several acquisitions with revenues totalling 6 million dollars. Management will spend the next four months seeking out 4 million dollars in Debenture financing to close on this group of acquisitions. If successful it is expected that projected net revenues of $600,000 from this group of transactions will flow through to bottom line profits now that we have attained the critical mass necessary to operate as a practice management company.

In closing, management believes that Q4 will see the full development and redefinition of the Corporation's 5-year plan, followed by aggressively pursuing expansion capital. Management intends to continue to build a profitable, strong growth oriented company for its shareholders.

Sincerely,

David B. McQuaig
President & CFO

82-4868

International Health Partners Inc.

Consolidated Balance Sheet
(Unaudited)

	March 31, 2002	June 30, 2001
Assets		
Current assets:		
Redeemable investments (Note 3)	$ 191,718	$ -
Accounts receivable	276,798	188,185
Share subscriptions receivable	30,188	-
Inventory	53,514	30,753
Prepaid expenses and deposits	32,679	77,320
	584,897	296,258
Capital assets	995,124	960,806
Intangible assets (Note 5)	7,464	-
Goodwill	383,215	120,978
	$ 1,970,700	**$ 1,378,042**
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 108,094	$ 37,968
Accounts payable and accrued liabilities	453,550	389,242
Share subscriptions payable	155,000	198,013
Deferred revenue	191,718	-
Current portion of long-term debt	60,628	51,940
Current portion of capital lease obligations	109,256	102,110
	1,078,246	779,273
Long-term debt	39,687	65,517
Capital lease obligations	322,019	404,879
Debentures	82,500	17,500
	444,206	487,896
Shareholders' equity:		
Share capital	1,530,054	1,115,495
Deficit	(1,081,806)	(1,004,622)
	448,248	110,873
	$ 1,970,700	**$ 1,378,042**

82-4868

International Health Partners Inc.

Consolidated Statement of Operations and Deficit
Nine Months Ended March 31, 2002
(Unaudited)

	2002	2001
Revenue		
Dental contracts and management fees	$ 2,757,569	$ 1,553,393
Medical contracts	869,765	559,650
	3,627,334	2,113,043
Less: Professional fees	1,384,637	649,558
Lab fees	276,801	179,228
	1,661,438	828,786
Other income	4,669	33,868
Gross Profit	**1,970,565**	**1,318,125**
Expenses		
Operating expenses	1,451,614	1,258,901
General and administrative	430,686	129,364
Depreciation and amortization	165,449	126,849
	2,047,749	**1,515,114**
Net loss	-77,184	-196,989
Deficit, beginning of the period	-1,004,622	-495,375
Deficit, end of the period	**$ (1,081,806)**	**$ (692,364)**
Loss per share, basic	-0.01	-0.04

82-4868

International Health Partners Inc.

Consolidated Statement of Operations and Deficit
Three Months Ended March 31, 2002
(Unaudited)

	2002	2001
Revenue		
Dental contracts and management fees	$ 971,474	$ 567,320
Medical revenue	286,590	315,448
	1,258,064	882,768
Less: Professional fees	466,995	323,420
Lab fees	87,102	50,645
	554,097	374,065
Other income	1,055	34,139
Gross Profit	**705,022**	**542,842**
Expenses		
Operating expenses	484,382	480,190
General and administrative	140,531	32,950
Depreciation and amortization	46,503	42,283
	671,416	**555,423**
Net income (loss)	33,606	-12,581
Deficit, beginning of the period	-1,115,412	-679,783
Deficit, end of the period	**$ (1,081,806)**	**$ (692,364)**
Income (loss) per share, basic	0.005	(0.002)

82-4868

International Health Partners Inc.

Consolidated Statement of Cash Flows
Nine Months Ended March 31, 2002
(Unaudited)

		2002		2001
Cash flows from (used in) operating activities:				
Net income (loss)	$	(77,184)	$	(196,989)
Items not involving cash:				
Depreciation and amortization		165,449		126,849
Services settled with issuance of shares		12,500		-
Net change in non-cash working capital relating to operating balances		116,092		-120,790
		216,857		-190,930
Cash flows from (used in) financing activities:				
Issuance of common shares (net of share issue costs)		402,059		260,684
Proceeds from convertible debenture (net of repayments)		65,000		-
Repayment of long-term debt (net of proceeds)		-17,142		-22,960
Repayment of capital lease obligations (net of proceeds)		-75,714		105,119
		374,203		342,843
Cash flows from (used in) investing activities:				
Purchase of capital assets		-171,461		-84,790
Purchase of intangible assets		-35,770		-
Business acquisition costs		-6,561		-
Business acquisitions - Goodwill		-255,676		(99,260)
		-469,468		-184,050
Increase (decrease) in cash and cash equivalents		121,592		-32,137
Cash (deficiency), beginning of period		-37,968		-12,418
Cash and cash equivalents, end of period	**$**	**83,624**	**$**	**(44,555)**
Cash and cash equivalents consist of:				
Redeemable investments	$	191,718	$	-
Bank indebtedness		-108,094		-44,555
	$	83,624	$	(44,555)

82-4868

International Health Partners Inc.

Consolidated Statement of Cash Flows
Three Months Ended March 31, 2002
(Unaudited)

	2002	2001
Cash flows from (used in) operating activities:		
Net income (loss)	$ 33,606	$ (11,511)
Items not involving cash:		
Depreciation and amortization	46,503	38,880
Services settled with issuance of shares	10,000	-
Net change in non-cash working capital relating to operating balances	-39,528	-116,538
	50,581	-89,169
Cash flows from (used in) financing activities:		
Issuance of common shares (net of share issue costs)	93,598	96,653
Proceeds from convertible debenture (net of repayments)	-15,000	-
Repayment of long-term debt (net of proceeds)	-13,107	-8,610
Repayment of capital lease obligations (net of proceeds)	-29,446	91,722
	36,045	179,765
Cash flows from (used in) investing activities:		
Purchase of capital assets	-7,940	-74,163
Purchase of intangible assets	-	-
Business acquisition costs	-	-
Business acquisitions - Goodwill	(10,000)	10,731
	-17,940	-63,432
Increase (decrease) in cash and cash equivalents	68,686	27,164
Cash (deficiency), beginning of period	14,938	-71,719
Cash and cash equivalents, end of period	**$ 83,624**	**$ (44,555)**
Cash and cash equivalents consist of:		
Redeemable investments	$ 191,718	$ -
Bank indebtedness	-108,094	-44,555
	$ 83,624	$ (44,555)

82-4868

INTERNATIONAL HEALTH PARTNERS INC.

Notes to Financial Statements
For the Nine Month Period Ended March 31, 2002

1. **General:**

   These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2001, as they do not include all of the disclosure requirements of annual financial statements.

2. **Significant accounting policies:**

   The accounting policies and methods of these financial statements are the same as those used in the annual consolidated financial statements, except goodwill has not been amortized subsequent to June 30, 2001 in accordance with a new accounting requirement.

3. **Redeemable investments:**

   Redeemable investments consist of funds received in advance for the payment of dental contract services. They are presented at the lower of cost or fair market value.

4. **Business acquisitions:**

   (a) DentaCare – Westland (Westland):

   The Corporation acquired certain assets of Westland effective July 1, 2001. The transaction was accounted for using the purchase method. The assets acquired include petty cash, accounts receivable, prepaid expenses, inventory, dental equipment, computer equipment and leasehold improvements for a total purchase price of $290,842, including acquisition costs of $44,500. Subsequent acquisition costs consisting of shares issued in the amount of $10,000 have increased the purchase price to $300,842.

   (b) DentaCare Inc.:

   The Corporation acquired certain assets of DentaCare Inc. effective July 1, 2001. The transaction was accounted for using the purchase method. Intangible assets were acquired for a purchase price of $35,770.

   As consideration, the Corporation paid cash in the amount of $22,112, issued 775,000 Common Shares at a deemed price of $0.20 per share and issued a convertible debenture in the amount of $105,000. Common Shares were issued subsequent to March 31, 2002 and have been recorded as share subscriptions payable. The corporation also assumed a bank overdraft in the amount of $73,248, accounts payable and accrued liabilities in the amount of $53,811 and a bank loan in the amount of $45,191. The excess of the purchase price of $326,612 over the net assets acquired at assigned values of $80,936 is recorded as goodwill.

82-4868

4. Business acquisitions (continued):

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

Consideration:

		Westland		DentaCare Inc.		Total
Cash	$	22,112			$	22,112
Convertible debenture		69,230	$	35,770		105,000
Issuance of share capital		155,000				155,000
Acquisition costs		54,500				54,500
TOTAL	$	300,842	$	35,770	$	336,612

Net Assets acquired, at fair value:

		Westland		DentaCare Inc.		Total
Petty Cash	$	500			$	500
Accounts receivable		40,214				40,214
Prepaid expense		4,981				4,981
Inventory		21,971				21,971
Dental equipment		38,321				38,321
Leaseholds		101,307				101,307
Computer equipment		10,122				10,122
Intangible assets			$	35,770		35,770
Goodwill		255,676				255,676
Bank overdraft		-73,248				-73,248
Accounts payable $ accrued liabilities		-53,811				-53,811
Bank Loan		-45,191				-45,191
TOTAL	$	300,842	$	35,770	$	336,612

82-4868

5. Intangible Assets

Intangible assets purchased July 1, 2001 have been amortized as follows:
Dental contract on a straight-line basis over 3.5 months
License agreement on a straight-line basis over 42 months

	Cost	Accumulated amortization	Net book value
Dental contract	$26,270	$26,270	
License agreement	9,500	2,036	$7,464
TOTAL	$35,770	$28,306	$7,464

6. Comparative Information

General and administrative expenses have been allocated on a different basis subsequent to June 30, 2001. Prior year comparative information has not been restated.

82-4868

FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: ________Schedule A

____X____Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER:	International Health Partners Inc.
ISSUER ADDRESS:	201, 501 – 18 Ave SW, Calgary, AB T2S 0C7
ISSUER PHONE:	(403) 264-7664
ISSUER FAX:	(403) 264-7640
CONTACT PERSON:	David McQuaig
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(403) 264-7664
FOR QUARTER ENDED:	March 31, 2002
DATE OF REPORT:	May 30, 2002
CONTACT EMAIL ADDRESS:	info@ihp.ca
WEB SITE ADDRESS:	www.ihp.ca

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David McQuaig	"David McQuaig"	May 30, 2002
NAME OF DIRECTOR		DATED
Nathaniel Podilsky	"Nathaniel Podilsky"	May 30, 2002
NAME OF DIRECTOR		DATED

82-4868

Schedule B: Supplementary Information

1. Analysis of expenses

Expenses shown are broken down into three main categories. $1,451,614 relates to operating expenses directly incurred in the daily operation of medical and dental facilities, including wages in the amount of $754,436. $430,686 relates to general and administrative expenses incurred by head office. These consist of expenses incurred by the management team in Calgary and the accounting department in Edmonton. They include salaries in the amount of $207,790, as well as general office expenses, marketing and staffing administration expenses. Depreciation and amortization of $165,449 relates to facilities and equipment.

2. Related Party Transactions

There were no related party transactions.

3. (a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
Feb. 25	Shares	Private placement	200,000	.135	27,000	Cash
Feb. 25	Shares	Private placement	200,000	.135	27,000	Cash
Feb. 25	Shares	Private placement	300,000	.135	40,500	Cash
Feb. 25	Shares	Private placement	20,000	.25	5,000	Services
Feb. 25	Shares	Private placement	20,000	.25	5,000	Services

3. (b) Summary of options granted during the period

Date of Issue	Number	Name of Optionee	Exercise Price	Expiry Date
N/A				

82-4868

4. (a)(b) Particulars of Authorized Capital and Summary of Shares Issued and Outstanding

Authorized:	Unlimited Common Shares with no par value
Issued:	7,649,774 common shares
Value of common shares:	$1,530,054

4. (c) Summary of Options and Warrants outstanding as at March 31, 2002

Security	Number	Exercise Price	Expiry Date
Options	267,600	$0.25	October 6, 2004
Options	64,200	$0.36	March 16, 2005
Options	30,000	$0.20	March 30, 2006
Options	297,600	$0.16	October 29, 2006
Warrants	1,324,500	$0.25	May 30, 2003
Warrants	700,000	$0.20	February 25, 2004

4. (d) Shares in Escrow as at March 31, 2002

777,777 common shares are held in escrow.
There are no pooling agreements.

5. List of Directors and Officers as at May 30, 2002

David McQuaig	President, CFO, Director
Randy Dawson	Secretary, Director
Bob Syverson	Director
Steve Walton	Director
Dr. Nathaniel Podilsky	Director

82-4868

Schedule C: Management Discussion

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing them to focus on quality patient care. The corporation markets and operates dental facilities with the brand 310 SMILE and trades under the symbol IHP on the Canadian Venture Exchange.

For the third quarter ending March 31, 2002, the corporation recorded total revenue of $1,258,064 of which $971,474 was derived from dental contract & management fee income and $286,590 was derived from medical contract income.

Expenses directly relating to the dental and medical contract income were $554,097. Operating expenses relating to the dental and medical facilities were $484,382 and depreciation expense was $46,503. General and administrative expenses for the management of the corporation were $140,531.

As at March 31, 2002 the corporation had redeemable investments of $191,718 and corresponding deferred revenue of $191,718. This consists of funds received in advance for a dental contract.

On November 19, 2001, one director and two other investors subscribed for 700,000 shares at $0.135 per share in a private placement for proceeds in the amount of $94,500. Each of these shares have a purchase warrant attached exercisable at $0.20 in the first year and $0.30 in the second year. The shares were issued February 25, 2002.

The corporation intends to continue to acquire new dental and medical contracts over the ensuing year. Management is currently seeking acquisition capital for several existing opportunities.

In addition, management is continuing with its previous objective of increasing revenue and profitability at the existing facilities.

82-4868

PRESS *Release*

For Immediate Release
Date: May 30, 2002

Trading Symbol: IHP –TSX VENT
Shares Outstanding: 8,424,774
Press Release #02-04

International Health Partners Inc. Announces Profitability in 3rd Quarter

CALGARY, ALBERTA—International Health Partners Inc. ("IHP" or the "Company") is pleased to announce its 3rd Quarter results for the nine months ending March 31, 2002.

Total revenue in the third quarter ending March 31, 2002 increased by approximately 42% to $1,258,064 from $882,768 in the same quarter ended March 31, 2001. Net income for the quarter was $33,606.00 compared to a loss of ($12,581.00) in the same quarter ended March 31, 2001.

Mr. David McQuaig, President and Chief Financial Officer, states, "We are proud to have achieved profitability. We have done this by focusing on our strategy of acquiring only cash flow positive facilities and striving to become the leader in the practice management field in Canada. Our organization has attained the critical mass necessary to produce future profits and ensure that profits from future acquisitions will flow straight to the bottom line"

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental clinics. The Company operates a chain of modern health facilities that provide primary medical and dental services in the province of Alberta.

IHP is currently involved in formal discussions for additional acquisition opportunities.

On Behalf of the Board of Directors
INTERNATIONAL HEALTH PARTNERS INC.

"SIGNED"

David McQuaig, President, CFO, and Director

To find out more about International Health Partners Inc. (CDNX: IHP), visit our website at www.ihp.ca

Investor inquiries please call toll-free at 1-877-664-6663 - or visit our website www.IHP.ca - or e-mail to Investor@IHP.ca

82-4868

PRESS *Release*

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: June 4, 2002

Trading Symbol: IHP –TSX VENT
Shares Outstanding: 8,424,774
Press Release #02-05

International Health Partners Inc. Announces Acquisition

CALGARY, ALBERTA—International Health Partners Inc. ("IHP") is pleased to announce that it has entered into a Letter of Intent ("LOI") with AE Dental Centre of Calgary, Alberta. The LOI deals with the acquisition of certain dental assets as well as a prime lease in NorthGate Mall from AE Dental.

The acquisition contemplated under the LOI, which is subject to full due diligence and regulatory approval, will be funded through a combination of cash, shares and debt subject to adjustment on closing.

IHP President and CFO David McQuaig states, "the location of this acquisition situated in a strip mall anchored by an IKEA Store and a Home Depot will mark another successful step in our Company's growth strategy. This acquisition is estimated to initially increase annual gross revenues by approximately $600,000 for IHP. "

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental facilities. The Company operates a chain of modern health facilities that provide primary medical and dental services in the province of Alberta.

IHP is currently involved in formal discussions for additional acquisition opportunities.

On Behalf of the Board of Directors
INTERNATIONAL HEALTH PARTNERS INC.

"SIGNED"

David McQuaig, President, CFO, and Director

To find out more about International Health Partners Inc. (CDNX: IHP), visit our website at www.ihp.ca

Investor inquiries please call toll-free at 1-877-664-6663 - or visit our website www.IHP.ca - or e-mail to Investor@IHP.ca

03/06/2002 14:46 2168459

MAR 07 '02 11:15

82-4868

P320090

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL HEALTH PARTNERS INC

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 02 10 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BELANGER

GIVEN NAMES: ED

NO. 1267 STREET DEER RIVER CIRCLE SE APT

CITY: CALGARY

PROV. AB POSTAL CODE T2J 6Z2

BUSINESS TELEPHONE NUMBER: 403-202-4061

BUSINESS FAX NUMBER: 403-202-4069

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUEBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	∅	27 02 02	46	20,000		0.25		20,000	3	INTL HEALTH CONS
COMMON	20,000	27 02 02	11		20,000	0.11		∅	3	INTL HEALTH CONS
COMMON	105,200	27 02 02	11	20,000		0.11		125,200	1	
OPTIONS	106400							106,400		

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

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BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ED BELANGER

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07 03 02